## GOVERNMENT FUND

### INDEX COMPARISONS

Compares performance of the Government Fund Class I shares to the Lehman Brothers Intermediate Government Bond Index, and the Consumer Price Index for the periods ended March 31, 2001. On March 31, 2001, the weighted average securities ratings of the Index and the Fund were AAA and AAA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 3.9 years and 4.6 years, respectively. Class I shares became available on July 5, 1996. Past performance of the Index and the Fund may not be indicative of future performance.



Government Fund Class I Shares

Legend: Lehman Govt. Int. Index / Fund I Shares / CPI

| Average Annual Total Returns (periods ending 3.31.01) | |
| --- | --- |
| (at max. offering price) | |
| One year: | 11.68% |
| Three years: | 6.37% |
| Since inception (7/5/96): | 6.85% |

## INCOME FUND

### INDEX COMPARISONS

Compares performance of the Income Fund Class I shares to the Lehman Brothers Intermediate Government Corporate Bond Index and the Consumer Price Index for the periods ended March 31, 2001. On March 31, 2001, the weighted average securities ratings of the Index and the Fund were A and AA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 4.3 years and 4.7 years, respectively. Class I shares became available on July 5, 1996. Past performance of the Index and the Fund may not be indicative of future performance.



Income Fund Class I Shares

Legend: Lehman Govt. Corp/Int. Index / Fund I Shares / CPI

| Average Annual Total Returns (periods ending 3.31.01) | |
| --- | --- |
| (at max. offering price) | |
| One year: | 11.51% |
| Three years: | 6.36% |
| Since inception (7/5/96): | 7.17% |

# Thornburg Limited Term U.S. Government Fund - Class I Outperformed U.S. Government Money Market Index

## Return from a hypothetical $100,000 Investment 3.31.91 to 3.31.01



*The chart above is for the Funds' Class 1 Shares only. See the inside front cover page for the 30-day SEC yield and the total returns at the maximum offering prices for one year, three years, and since inception for the Class I shares of the Fund. The illustration includes actual returns of the Class A shares adjusted for the lower Institutional expenses.*

Return for the money fund average is based upon 30-day yield quotations for taxable money funds as quoted in "Lipper US Government Money Market Index" for the months covered by this analysis. The return for Limited Term US Government Fund is based upon the dividends paid for the months covered by this analysis, the beginning offering price of $12.11 per share and the ending NAV of $12.48 per share. These investments returned the $10,000 initial investment in addition to the amounts shown above.

**Note 1:** Future performance of any of these investments may bear no relationship to prior performance.

**Note 2:** This analysis does not take into account the effect, if any, caused by taxes. The average money market fund increases shown above may differ from the return fo a particular money market fund. It is not possible to invest in this money fund average.

**Note 3:** Generally, money market funds seek to maintain an investment portfolio with an average maturity of 90 days or less. Limited Term US Government Fund invests in short-to-intermediate maturity US Government and agency obligations. The net asset value of the money funds did not flucuate. The net asset value of the Class I Shares of LTUIX did vary from time to time, and will continue to vary in the future due to the effect of changes in interest rates on the value of the investments the Fund holds. The analysis assumes that the investor received the net asset value of the shares owned, plus accrued income, at time of sale. Redemptions are made at the then current net asset value, which may give you a gain or loss when you sell your shares.

**Note 5:** This analysis assumes that the dividends from each of these investment vehicles were reinvested and compounded monthly. Most money funds declare dividends daily and pay them monthly. LTUIX also declares dividends daily and pays them monthly.

# Thornburg Limited Term Income Fund - Class I Outperformed Lipper Money Market Fund Index

## Return from a hypothetical $100,000 Investment 3.31.96 to 3.31.01



*The chart above is for the Fund's Class I Shares only. See the inside front cover page for the 30-day SEC yield and the total returns at the maximum offering prices for one year, three years, and since inception for the Class I shares of the Fund. The illustration includes actual returns of the Class A shares adjusted for the lower Institutional expenses.*

Return for the money fund average is based upon 30-day yield quotations for taxable money funds as quoted in "Lipper Money Market Index" for the months covered by this analysis. The return for Limited Term Income Fund is based upon the dividends paid for the months covered by this analysis, the beginning offering price of $12.05 per share and the ending NAV of $12.31 per share. These investments returned the $10,000 initial investment in addition to the amounts shown above.

**Note 1:** Future performance of any of these investments may bear no relationship to prior performance.

**Note 2:** This analysis does not take into account the effect, if any, caused by taxes. The average money market fund increases shown above may differ from the return fo a particular money market fund. It is not possible to invest in this money fund average.

**Note 3:** Generally, money market funds seek to maintain an investment portfolio with an average maturity of 90 days or less. Limited Term Income Fund invests in short-to-intermediate maturity fixed income obligations. The net asset value of the money funds did not flucuate. The net asset value of the Class I Shares of THIIX did vary from time to time, and will continue to vary in the future due to the effect of changes in interest rates on the value of the investments the Fund holds. The analysis assumes that the investor received the net asset value of the shares owned, plus accrued income, at time of sale. Redemptions are made at the then current net asset value, which may give you a gain or loss when you sell your shares.

**Note 5:** This analysis assumes that the dividends from each of these investment vehicles were reinvested and compounded monthly. Most money funds declare dividends daily and pay them monthly. THIIX also declares dividends daily and pays them monthly.